

Cowan, Mark A.

From: Kathryn Jurus [Kathryn.Jurus@symetra.com]
Sent: Tuesday, April 24, 2012 2:30 PM
To: Cowan, Mark A.
Cc: Jacquie Veneziani
Subject: RE: Symetra True Variable Annuity (File No. 333-178461)
Attachments: Symetra True VA File No 333-178461.pdf

Mr. Cowan

On behalf of Jacquie Veneziani, attached please find the revised page of the Symetra True VA marked to show the change requested regarding the Prepaid Annuity option.

Please direct any questions or comments regarding this change to Jacquie Veneziani at 425-256-5026 or by email at Jacquie.veneziani@Symetra.com.

Thank you.

Kathryn Jurus
Legal Analyst | Law Department
Phone 425-256-5329
Fax 425-256-6080

777 108th Avenue NE, Suite 1200, Bellevue, WA 98004.

From: Cowan, Mark A. [mailto:CowanM@SEC.GOV]
Sent: Tuesday, April 24, 2012 11:00 AM
To: Jacquie Veneziani
Cc: Kathryn Jurus
Subject: RE: Symetra True Variable Annuity (File No. 333-178461)

That would be fine.

From: Jacquie Veneziani [mailto:jacquie.veneziani@symetra.com]
Sent: Tuesday, April 24, 2012 1:59 PM
To: Cowan, Mark A.
Cc: Kathryn Jurus
Subject: Re: Symetra True Variable Annuity (File No. 333-178461)

Mark - Thank you for the comment. Would it be acceptable for Symetra to send you the page of the prospectus that includes the revised change via email? I will have Kathryn Jurus from our Law Dept. send the page if that works for you. I am in all-day meetings today but want to make sure we get you the revision.
Jacquie Veneziani

From: Cowan, Mark A. [mailto:CowanM@SEC.GOV]
Sent: Tuesday, April 24, 2012 08:29 AM
To: Jacquie Veneziani
Subject: Symetra True Variable Annuity (File No. 333-178461)

Hi Jacqueline,

I got your voice mail this morning and spoke to Zandra about the filing. She had one additional comment on the Prepaid Annuity Option.

In the event no response is received prior to the termination date, she would like bolded disclosure that you will lose the $1 of annual lifetime annuity income per Prepaid Annuity Sub-account Accumulation Unit at the time you invested in the Prepaid Annuity Sub-account, or something to that effect, in addition to stating that contract value invested in the prepaid sub-account will be transferred to the money market account.

If you have any questions, please feel free to give me a call.

Thanks,

Mark

Mark A. Cowan | Senior Counsel | U.S. Securities & Exchange Commission |Division of Investment Management |100 F Street, N.E. |Washington, D.C. 20549 | 202.551-6765 Direct